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                              September 22, 2021

       Michael J. Fiddelke
       Executive Vice President and Chief Financial Officer
       Target Corporation
       1000 Nicollet Mall
       Minneapolis, MN 55403

                                                        Re: Target Corporation
                                                            Form 10-K for
Fiscal Year Ended January 30, 2021
                                                            Filed March 10,
2021
                                                            File No. 001-06049

       Dear Mr. Fiddelke:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended January 30, 2021 Filed March 10, 2021

       General

   1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC
filings. Please advise us what consideration you gave to providing the same type of
climate-related disclosure in your SEC filings as you provided in your
                                                        CSR report.
       Risk Factors, page 5

   2. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as policy and regulatory changes that could
impose operational and compliance burdens, market trends that may alter business
opportunities, credit risks, or technological changes.
 Michael J. Fiddelke
FirstName  LastNameMichael J. Fiddelke
Target Corporation
Comapany 22,
September  NameTarget
               2021    Corporation
September
Page 2     22, 2021 Page 2
FirstName LastName
3. Disclose any material litigation risks related to climate change and the potential impact to the company.
Management's Discussion and Analysis, page 17

4. We note your discussion of past and/or future investments in climate-related projects in your CSR report. If material, please quantify these expenditures in your SEC filings.
5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions; and
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
6. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
             any impacts to your supply chain resulting from decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
             any weather-related impacts on the cost or availability of insurance.
7. Quantify any material increased compliance costs related to climate change.
8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Dave Donlin